UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 23, 2022

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                 No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                 No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                 No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated June 23, 2022, regarding the Dispute in Relation to the Act on the Protection of Competition.

Istanbul, June 23, 2022

Announcement Regarding the Dispute in Relation to the Act on the Protection of Competition

Doğan Dağıtım Satış Pazarlama Matbaacılık Ödeme Aracılık ve Tahsilat Sistemleri A.Ş. (title of which subsequently changed to Demirören Dağıtım Satış Pazarlama Matbaacılık ve Tahsilat Sistemleri A.Ş.) had filed a lawsuit against our Company in June 2012 with the claim of violation of competition regulation and with the demand of collection of a compensation which will be determined up to three times of TRY 110.5 million of financial damage and accumulated interest.

During the hearing of the case dated June 22, 2022, the court partially accepted the case and, ruled reimbursement of TRY 215.6 million (three times of the actual damage of TRY 71.9 million pursuant to the Act on Protection of Competition) together with the discount interest applicable from the date of the case to the plaintiff, and partially rejected the case for the remaining part.

The reasoned decision has not yet been notified to our Company and legal remedies have not come to an end regarding this decision. Upon notification of the reasoned decision, our Company shall apply to higher courts and all necessary legal remedies with respect to the decision of the court of first instance which encompasses clear contradictions to law.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: June 23, 2022	By:	/s/ Ali Serdar Yağcı
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: June 23, 2022	By:	/s/ Osman Yılmaz
Name: Osman Yılmaz Title: Chief Financial Officer